SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

EKSPORTFINANS ASA
(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40 F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES
EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2004		EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN

Tor F. Johansen President and Chief Executive Officer

EXHIBIT INDEX

     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Press release dated February 20, 2004

Exhibit 99.1

PRESS RELEASE

February 20, 2004

Eksportfinans 2003:
Decline in disbursements of export credits — more applications for financing

In 2003 Eksportfinans disbursed NOK 5.9 billion in loans for the financing of Norwegian export contracts. This is a 20 percent decline compared to 2002. In the same period, Eksportfinans received almost 20 percent more applications for export financing compared to the previous year. The reason for the rise is that the fixed interest for government-backed export credits (the CIRR-interest rate) has been more favorable than market interest rates in the second half of 2003, as well as the general rise in activities for Norwegian export businesses.

“As the CIRR interest rate is mainly related to the financing of long-term projects, the increased number of applications could signify an increase in our disbursements going forward”, said President and CEO of Eksportfinans, Tor F. Johansen.

In the first six months of 2003 the Norwegian export sector was hampered by the strength of the Norwegian krone and the uncertain global situation due to factors such as the war in Iraq, the SARS epidemic and terror threats. “The situation improved for Norwegian export businesses in the second half of the year, and we are observing increased activity in the export sector”, said Tor F. Johansen.

Most of the projects for which financing was sought were in the sectors of shipping, shipping equipment, aquaculture, hydropower, defense, as well as oil and gas.

Throughout all of 2003, Eksportfinans maintained a high level of activity in relation to investors and bank connections all over the world, and the volume of bond issues rose from NOK 18.3 billion in 2002 to NOK 29.9 billion in 2003. At the same time, the pricing of the institutions’ funding has improved. The turbulent global situation during 2003 led many investors to seek out institutions with high credit ratings and a conservative risk profile, which created new business opportunities for Eksportfinans. Central banks make up a steadily increasing proportion of Eksportfinans’ investor base, according to President and CEO Tor F. Johansen.

Key figures for Eksportfinans:

	2003	2002

New export lending	NOK 5.9 billion	NOK 7.4 billion
New municipal lending	NOK 12.2 billion	NOK 8.6 billion
New long-term borrowings	NOK 29.9 billion	NOK 18.3 billion
Balance sheet	NOK 103.3 billion	NOK 91.1 billion
Capital adequacy	18.4%	21.6%
Operating result after tax	NOK 251 million	NOK 208 million
Loss on borrowings	0	0

Eksportfinans’ international credit rating is Aaa from Moody’s, AA+ from Standard & Poor’s and AAA from Fitch Ratings. Eksportfinans’ ratings have remained unchanged throughout 2003.